UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 19, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the third quarter 2020 results, which were published on November 18, 2020. The following items were discussed by executive management as part of the conference call:

Our gross profit was approximately US$115 million similar to average gross profit during the first half. Our average iodine prices held steady and our sales volumes in the lithium business line were up over 40% compared to last quarter and almost 60% higher than what we sold in the third quarter last year.

In recent months, we have been very busy and dedicated to our efforts related to sustainability. Last month, we proudly announced our Sustainable Development Plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water by 65% and brine extraction by 50%. As part of this plan, we also made a goal of obtaining international certifications and participating in international sustainability indices. In September, we began the self-assessment process in the Salar de Atacama under IRMA, which is the first step in the certification process of this strict standard and last week we were accepted into the Dow Jones Sustainability Chile and the Dow Jones Sustainability Mila Pacific Alliance Indices. We have always been committed to environmental protection and social responsibility, and now we feel prepared and proud to share our commitments and goals with all of you. I invite you to visit our company website to learn more about our Sustainable Development Plan and online monitoring system, and I encourage you to reach out to us with any questions or concerns about these plans. I will now pass the call to Pablo Altimiras who will comment more on the iodine and lithium markets.

In the iodine market, we saw a more negative impact on the iodine demand, expecting it to decrease approximately 8-9% in 2020 compared to last year as a result of Covid-19. This impact was seen in the iodine market as a whole, but mostly in the x-ray contrast media segment. We believe that demand will recover when the impacts of the pandemic fade away.

After a slow start to the year, our lithium sales have been gaining momentum. As Ricardo mentioned, our lithium sales volumes surpassed 17,700 metric tons in the third quarter, and we expect this strong volume growth to continue into the fourth quarter. This growth is a result of strong demand recovery in the second half of the year, and more importantly our ability to strengthen relationships with existing clients and acquire new customers around the world. We have been able to do this as a result of improving the quality of our products and being able to meet all of our customers’ requirements, all while increasing efficiencies in our production process and ensuring our low-cost position.

The demand recovery seen in recent months, most of which was in Asia, where as a result of the pandemic, we have seen an increase in the demand of e-bikes, scooters and personal computers. This demand was in addition to a significant increase in electric vehicle sales in Europe and Asia. To quantify this a bit, in the third quarter, we believe electric vehicle unit sales increased in China approximately 40% and in Europe more than 170%, year-on-year.

Although there is still uncertainty surrounding the pandemic and economic impacts on the lithium market in the near future, we remain optimistic about the long-term growth perspectives in the lithium space. We expect to see strong demand growth in 2021 and beyond. Because of this, we expect to increase our sales volumes by more than 30% in 2021 when compared to our expected 2020 sales volumes, which is aligned with our strategy to grow our lithium market share. For this reason, we have laid out a robust capex plan, on which I will let Gerardo Illanes, our CFO comment.

Last night in our press release, we described details our 2021-2024 investment plan, which will require approximately US$1.3 billion in Chile. This plan will include the completion of our lithium expansion plans that are currently underway at our facilities near Antofagasta requiring approximately US$240 million. Additionally, yesterday the Board approved an expansion plan to reach 180,000 metric tons of lithium carbonate and 30,000 metric tons of lithium hydroxide capacity in 2023, requiring an investment of approximately US$150 million. In short, we will invest just under US$400 million in lithium expansions in the coming years.

As mentioned last night, our plans to develop the Mt. Holland lithium hydroxide project continue. We have been working diligently with our partners finalizing some studies and will make a definitive investment decision in January 2021. Any potential future capex related to this project is not included in the US$1.3 billion capex plan outlined in the press release yesterday.

Given our history of maintaining a diverse portfolio, we are working to increase our production of nitrates and iodine as well. We plan to increase our annual production of nitrates and iodine by approximately 250,000 and 3,000 metric tons per year, respectively. To achieve this, we will modify our operations to incorporate the use of seawater and update our mining equipment and operational centers. It is expected that these investments at the mining sites and plant Nov 2020 facilities will require approximately US$440 million. These expansion plans give us the assurance that we will be able to meet the future needs in the iodine, potassium nitrate and solar salt markets.

In addition, maintenance for the four-year period from 2021-2024 will be approximately US$120 million per year, while D&A should be between US$200-US$250 million per year.

We have a very strong balance sheet and have always been conservative in our financial investment policies, being always a strong equity weighted company. The financing strategy will be discussed in December, and relevant information will be shared with the market in a timely manner.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 19, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.